

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Richard Jordan
Chief Executive Officer
Yuengling's Ice Cream Corp
8910 West 192nd Street, Suite N
Mokena, IL 60448

> **Re: Yuengling's Ice Cream Corp**
> **Form 10-K for the Fiscal Year Ended October 31, 2023**
> **Filed February 15, 2024**
> **Amendment No. 1 to Form 8-K Filed April 30, 2024**
> **File No. 0-55398**

Dear Richard Jordan:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2023

General

1. We note your filings of Forms 8-K and NT-10-K on March 28, 2024 related to your change in fiscal year end to December 31. Please tell us when you plan to file the transition report required in Exchange Act Rule 13a-10 and the period the transition report will cover.

Amendment No.1 to Form 8-K Filed April 30, 2024

Item 9.01 Financial Statements and Exhibits, page 2

2. Please tell us your consideration of filing the unaudited interim financial statements of ReachOut and RedGear LLC and pro forma financial information as of September 30, 2023 and for the nine months in the period ended September 30, 2023. Refer to Item 9.01 of Form 8-K and Rules 3-06, 8-04 and 8-05 of Regulation S-X.

3.   Please tell us your consideration of providing the financial statements under Rule 8-04 of Regulation S-X related to your acquisition of RedGear LLC.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services